May 29, 2020
MONEYGRAM INTERNATIONAL, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[* * *]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES OF PRACTICE (“RULE 83”), AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn:     Tony Watson and Bill Thompson, Office of Trade & Services
Re: MoneyGram International Inc
Form 10-K for the Fiscal Year Ended December 31, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2020
Filed February 28, 2020 and May 1, 2020
File No. 1-31950
Dear Mr. Watson and Mr. Thompson:
Enclosed please find the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated May 18, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.
1.Comment. Please tell us your consideration of beginning the reconciliation of Adjusted Free Cash Flow with net cash provided by operating activities. Please refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

Response. The Company utilizes Adjusted Free Cash Flow (defined as Adjusted EBITDA less cash interest expense, cash tax expense, cash payments for capital expenditures and cash payments for agent signing bonuses and excluding cash payments related to adjusting items) as a financial and performance measure used by management in reviewing results of operations, forecasting, allocating resources and establishing employee incentive programs. We believe it provides useful information to investors because it is an indicator of the strength and performance of ongoing business operations. Adjusted EBITDA is a metric that is a determinant of financial covenant compliance and employee compensation, as well as being a frequently used performance metric for publicly traded Money Services Businesses. Accordingly, the Company reconciles this measure to “Income (loss) before income taxes,” and “Adjusted EBITDA.”

Management presents and discusses the Adjusted Free Cash Flow measure alongside the EBITDA and Adjusted EBITDA schedule within the Results of Operations section, instead of the Liquidity section of Management’s Discussion and Analysis because the Adjusted Free Cash Flow measure is regarded as a financial performance metric instead of a liquidity indicator.

2.Comment. Please tell us your consideration of disclosing information about all investing and financing activities that affect recognized assets and liabilities but that do not result in cash receipts or cash payments during each year presented. Please refer to ASC 230-10-59-3.

Response. The Company includes information regarding non-cash investing activities in the notes to the consolidated financial statements in accordance with ASC 230-10-50-3, in its Annual Report on Form 10-K, the Company presented the accrual balances for purchases of property and equipment included in “Accounts payable and other liabilities” in the Consolidated Balance Sheets of $5.9 million and $3.8 million at December 31, 2019 and 2018, respectively. As of March 31, 2020, the accrued purchases of property and equipment was $6.5 million, resulting in a non-material change in accrued purchases of property and equipment for the first quarter ended March 31, 2020. Therefore, the Company did not disclose the ending balance. If during the year, the change in accrued purchases of property and equipment becomes significant, MoneyGram will include the appropriate disclosures. Note that cash payments for the purchases of property and equipment are presented in the investing section on the Statement of Cash Flows.

There were no other investing activities for the year ended December 31, 2019 and for the first quarter ended March 31, 2020.

For the year ended December 31, 2019, the only non-cash financing activity related to the issuance of warrants in connection with the entry into the Second Lien Credit Agreement. As disclosed in the Company’s Annual Report on Form 10-K in the notes to the consolidated financial statements, the Company issued warrants (“Second Lien Warrants”) exercisable for an aggregate of 5,423,470 shares of the Company’s common stock, par value $0.01, to the lenders under the Second Lien Credit Agreement. As of the issuance date, the value of each Second Lien Warrant was estimated at $2.41 per share. There were no other non-cash financing activities for the year ended December 31, 2019. The Company did not have non-cash financing activities for the three months ended March 31, 2020.

3.Comment. We note the Second Lien Credit Agreement contain various imitations that, among other things, restricts your ability to pay dividends and making other restricted payments. Please tell us your consideration describing the most significant restrictions on the payment of dividends, indicating their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Response. The determination to pay dividends on common stock will be at the discretion of the Board of Directors of the Company and will depend on applicable laws and the Company’s financial condition, results of operations, cash requirements, prospects and such other factors as the Board of Directors may deem relevant. As indicated in our Annual Report on Form 10-K, the terms of the First Lien Term Credit Facility, the First Lien Revolving Credit Facility and the Second Lien Term Credit Facility (together, the “Credit Facilities”) each restrict the payment of dividends and making other restricted payments. In addition, we note that currently the Company is in a stockholders’ deficit position. As a result, the Company did not pay dividends in 2019 and for the three months ended March 31, 2020, nor did it make any other restricted payments and we do not anticipate declaring any dividends on our common stock during the terms of the Credit Facilities.

4.Comment. We note your disclosure that you entered into a multiple element arrangement with Ripple. Please provide us with a specific and comprehensive discussion of how you concluded it was not necessary to allocate any of the proceeds from the SPA to the commercial agreement.

Response. [* * *] CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY PURSUANT TO RULE 83. THE COMPANY HAS DELIVERED A COMPLETE UNREDACTED COPY OF THIS LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

5.Comment. Please tell us your consideration of including an affirmative statement that the interim financial statements includes all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Item 8-03 of Regulation S-X,

Response. We will include a statement in the notes to the consolidated financial statements starting with the Form 10-Q for the quarter ended June 30, 2020, stating that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. See Instruction 2 to Rule 8-03 of Regulation S-X.
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We trust this letter is fully responsive to your comments. Please do not hesitate to contact me if you require additional information.

Sincerely,
/s/ Lawrence Angelilli
Lawrence Angelilli
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)